SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*

                                 GSI GROUP INC.
             ------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    36229U102
             ------------------------------------------------------
                                 (CUSIP Number)

                              Noah Greenhill, Esq.
                       Highbridge Capital Management, LLC
                         9 West 57th Street, 27th Floor
                            New York, New York 10019
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 22, 2009
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

-------------------------------------------------------------------------------
     (*)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36229U102                 13D                   Page 2 of 12


-------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS

                    Highbridge Capital Management, LLC

-------------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]

--------------------------------------------------------------------------------
     (3) SEC USE ONLY

-------------------------------------------------------------------------------
     (4) SOURCE OF FUNDS
                            OO

-------------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

-------------------------------------------------------------------------------
     (6) CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,325,136 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,325,136 shares of Common Stock

-------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             1,325,136 shares of Common Stock

-------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES                           [ ]

-------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                     2.8% (See Item 4)

-------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON
                    OO

-------------------------------------------------------------------------------

CUSIP No. 36229U102                 13D                   Page 3 of 12


     (1) NAME OF REPORTING PERSONS

         Highbridge International LLC

-------------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                     (a) [ ]
                                     (b) [X]

-------------------------------------------------------------------------------
     (3) SEC USE ONLY

-------------------------------------------------------------------------------
     (4) SOURCE OF FUNDS
                            WC

-------------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

-------------------------------------------------------------------------------
     (6) CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands, British West Indies

-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,325,136 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,325,136 shares of Common Stock

-------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             1,325,136 shares of Common Stock

-------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES                        [ ]

-------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                     2.8% (See Item 4)

-------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON
                    OO

-------------------------------------------------------------------------------

CUSIP No. 36229U102                 13D                   Page 4 of 12

     (1) NAME OF REPORTING PERSONS

         Glenn Dubin

-------------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]

-------------------------------------------------------------------------------
     (3) SEC USE ONLY

-------------------------------------------------------------------------------
     (4) SOURCE OF FUNDS
                            OO

-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,325,136 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,325,136 shares of Common Stock

-------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             1,325,136 shares of Common Stock

-------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES                        [ ]

-------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             2.8% (See Item 4)

-------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON
                    IN

-------------------------------------------------------------------------------

CUSIP No. 36229U102                   13D                  Page 5 of 12


Item 1.     Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the 1,325,136 shares (the "Common Shares") of common stock, no par value (the "Common Stock), of GSI Group Inc., a company continued and existing under the laws of the Province of New Brunswick, Canada (the "Company") held by Highbridge International LLC. The Company's principal executive offices are located at 125 Middlesex Turnpike, Bedford, Massachusetts 01730.

Item 2.     Identity and Background.

     (a) This Statement is filed by:

               (i) Highbridge Capital Management, LLC, a Delaware limited liability company, which is the trading manager of Highbridge International LLC;

               (ii) Highbridge International LLC, a Cayman Islands limited liability company, with respect to the shares of Common Stock directly and beneficially owned by it; and

               (iii) Glenn Dubin, who serves as the CEO of Highbridge Capital Management LLC.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of Highbridge Capital Management, LLC is 9 West 57th Street, 27th Floor, New York, NY 10019. The address of the principal business and principal office of Glenn Dubin is c/o Highbridge Capital Management, LLC is 9 West 57th Street, 27th Floor, New York, NY 10019. The address of the principal business and principal office of Highbridge International LLC is The Cayman Corporate Center, 4th Floor, 27 Hospital Road, Grand Cayman, Cayman Islands, British West Indies.

     (c) The principal business of each of the Reporting Persons is the management of investment funds and activities related thereto.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Highbridge Capital Management, LLC is a Delaware limited liability company. Highbridge International LLC is a Cayman Islands limited liability company. Glenn Dubin is a citizen of the United States.

CUSIP No. 36229U102                   13D                  Page 6 of 12


Item 3.     Source and Amount of Funds and Other Consideration.

     The shares of Common Stock reported herein were acquired through a cashless exercise of the Warrants (as defined in Item 4 below). The Warrants were issued to Highbridge International LLC in connection with its purchase of the Owned Notes (as defined in Item 4 below). The Owned Notes and Warrants were acquired with working capital at an aggregate cost (including commissions, if any) of approximately $47,500,000.


Item 4.     Purpose of the Transaction.

     Each of the Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment purposes in the ordinary course of business pursuant to the investment strategies of Highbridge International LLC.

     On July 9, 2008, the Company, GSI Group Corporation (the "Subsidiary"), Highbridge International LLC and certain other parties thereto (together, the "Lenders") entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") pursuant to which Highbridge International LLC purchased
(i) 11% Senior Notes (the "Notes") of the Subsidiary in the principal amount of $47,500,000 (the "Owned Notes") and (ii) Warrants to Purchase Common Stock, initially exercisable for up to 1,330,570 shares of Common Stock (the "Warrants") pursuant to the Warrant Agreement, dated August 20, 2008, by and among the Company and the Lenders (the "Warrant Agreement"). The Notes were issued pursuant to that certain Indenture, dated as of August 20, 2008 (the "Indenture"), between the Subsidiary, the Company and Eagle Acquisition Corporation, as guarantors, and The Bank of New York Mellon Trust Company, N.A., as trustee (in such capacity, the "Trustee").

     The Company and the Lenders entered into a Registration Rights Agreement concurrently with the closing of the transactions contemplated by the Securities Purchase Agreement (the "Registration Rights Agreement"), pursuant to which the Company agreed to provide certain registration rights with respect to the shares of Common Stock issuable upon exercise of the Warrants under the Securities Act of 1933, as amended (the "1933 Act") and the rules and regulations promulgated thereunder, and applicable state securities laws.

     The Warrants were automatically exercised on a cashless basis into 1,325,136 shares of Common Stock pursuant to the terms of the Warrant Agreement at the time the registration statement filed by the Company pursuant to the Registration Rights Agreement was declared effective by the Securities and Exchange Commission (the "SEC").

     The Securities Purchase Agreement, the Registration Right Agreement, the Indenture and the Warrant, copies of which are referenced, respectively, as Exhibits 1, 2, 3 and 4 hereto (which incorporates by reference Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on July 11, 2008, and Exhibits 10.3, 10.1 and 10.2 of the Current Report on Form 8-K filed by the Company on August 21, 2008) are each incorporated herein by reference.

     Pursuant to Section 6.01(4) of the Indenture, on December 4, 2008, Highbridge International LLC delivered a notice of default to the Subsidiary (the "Default Notice"), which set forth a default of the Subsidiary that occurred pursuant to Section 4.02(a) of the Indenture, due to the Company's failure to (i) timely file its Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2008 (the "September 2008 10-Q") with the SEC within

CUSIP No. 36229U102                   13D                  Page 7 of 12


the time periods specified in the SEC's rules and regulations, (ii) furnish a copy of the same to the Trustee for delivery to the Holders (as defined in the Indenture) of the Notes and (iii) post the same on the Company's website or otherwise make the same available to the prospective purchasers of the Notes. The Company has not filed the September 2008 10-Q to date. Subject to the Forbearance Agreement described below, as of February 2, 2009 (the date 60 days after the delivery of the Default Notice to the Subsidiary), holders of 25% of the aggregate principal amount of Notes outstanding have had the right to accelerate the indebtedness outstanding under the Indenture.

     On February 6, 2009, the Subsidiary and Highbridge International LLC entered into a Forbearance Agreement pursuant to which, among other things, Highbridge International LLC agreed to forebear from taking any action or exercising any remedies under the Indenture related to the Event of Default (the "Forbearance Agreement"). The Forbearance Agreement terminated on February 27, 2009.

     The Subsidiary and Highbridge International LLC have come to preliminary, non-binding terms to be used to restructure the debt outstanding under the Indenture (the "Restructuring"). The proposed terms of the Restructuring were determined as of June 22, 2009 to include the reduction of the amount of debt outstanding under the Indenture to $95,000,000, the granting of a first priority lien with respect to the remaining debt outstanding under the Indenture, the issuance to the holders of Notes (collectively, the "Noteholders") of a substantial equity interest in the Company in exchange for the reduction in debt (which interest, in the aggregate, would represent up to 80% of the Company's equity on a pro forma basis) the transition to a board of directors that would be reflective of such equity ownership, the deletion of certain restrictive covenants in the Indenture and the implementation of a new management stock and option incentive plan. The complete preliminary terms of the Restructuring are set forth in a non-binding term sheet (the "Term Sheet"), a copy of which is referenced as Exhibit 5 hereto (which incorporates by reference Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on June 30, 2009) which is incorporated herein by reference.

     Upon information and belief, certain of the other Noteholders have agreed with the Subsidiary to the proposed terms of the Restructuring set forth in the Term Sheet.

     The Reporting Persons, through Highbridge International LLC, may act in concert with the other Noteholders solely in their capacity as creditors of the Company in connection with the Restructuring. By virtue of such actions, the Noteholders may be deemed to form a group within the meaning of Rule 13d-5 of the Act, however the Reporting Persons expressly disaffirm the existence of a group with regard to the Common Stock. The Reporting Persons do not have any plans or proposals to exercise any remedy available to the Reporting Persons by virtue of the Reporting Persons' beneficial ownership of equity securities of the Company.

     Except as set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Depending on various factors, the Company's financial position and business strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, voting their

CUSIP No. 36229U102                   13D                  Page 8 of 12


shares of Common Stock to support or oppose the acquisition of the Company, tendering into an offer to purchase the Company's Common Stock, purchasing additional shares of Common Stock or any of the Company's debt or equity securities, selling or otherwise disposing of some or all of their shares of Common Stock or any of the Company's debt or equity securities, short selling or otherwise hedging some or all of their shares of Common Stock or any of the Company's debt or equity securities, in each case, in the open market or in privately negotiated transactions or otherwise, exercising their rights, if any, as a holder of Notes in connection with a bankruptcy, restructuring or other case or proceeding of the Issuer, or changing their intention with respect to any and all matters referred to in this Item 4.

     In addition, the Reporting Persons intend to review their investment in the Company on a continuing basis and may seek to influence or change the Company's operations or business development plans, business strategy, management or directors, competitive position, capital structure or capital management policy, including, without limitation, through potential discussions with management, directors, other shareholders and the other Noteholders, existing or potential strategic partners or competitors of the Company, industry analysts, investment and financing professionals and/or other third parties. Such matters and discussions may materially affect, and result in, the Reporting Persons modifying their investment in the Company, exchanging information with any of such persons pursuant to appropriate confidentiality or similar agreements or otherwise, working together with any of such persons pursuant to joint agreements or otherwise, proposing changes in the Company's operations, governance, capitalization or strategic plans, or in proposing or engaging in one or more other actions set forth under subsections (a) through (j) of Item 4 of Schedule 13D. Factors that may influence the Reporting Persons' actions include, but are not limited to, their view regarding the Company's operations, business strategy, prospects, financial position and/or strategic direction, the outcome of the discussions and actions referenced herein, price levels of the Common Stock and other securities, availability of funds, subsequent developments affecting the Company, other investment and business opportunities available to the Reporting Persons, conditions in the securities and debt market, general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time.


Item 5.     Interest in Securities of the Issuer.

      A. Highbridge Capital Management, LLC

               (a) As of the date hereof, Highbridge Capital Management, LLC may be deemed the beneficial owner of 1,325,136 shares of Common Stock.

                    Percentage: Approximately 2.8% as of the date hereof. The percentages used herein and in the rest of Item 5 are calculated based upon 47,591,899 shares, which reflects the number of shares of Common Stock outstanding as of October 23, 2008, as reported in the Company's Rule 424(b)(3) Prospectus filed on October 23, 2008.

               (b)  1. Sole power to vote or direct  vote:  0
                    2. Shared power to vote or direct  vote: See item (a) above.
                    3. Sole power to dispose  or direct the  disposition:  0
                    4. Shared  power to dispose or direct the disposition:
                       See item (a) above.

CUSIP No. 36229U102                   13D                  Page 9 of 12


               (c) Highbridge Capital Management, LLC did not enter into any transactions in the Common Stock within the last sixty days.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)  Not applicable.

      B. Highbridge International LLC

               (a) As of the date hereof, Highbridge International LLC may be deemed the beneficial owner of 1,325,136 shares of Common Stock.

                    Percentage: Approximately 2.8% as of the date hereof.

               (b)  1. Sole power to vote or direct  vote:  0
                    2. Shared power to vote or direct  vote: See item (a) above.
                    3. Sole power to dispose  or direct the  disposition:  0
                    4. Shared  power to dispose or direct the disposition:
                       See item (a) above.

               (c)  Highbridge   International   LLC  did  not  enter  into  any
                    transactions in the Common Stock within the last sixty days.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)  Not applicable.

      C.  Glenn Dubin

               (a) As of the date hereof, Glenn Dubin may be deemed the beneficial owner of 1,325,136 shares of Common Stock.

                    Percentage: Approximately 2.8% as of the date hereof.

               (b)  1. Sole power to vote or direct  vote:  0
                    2. Shared power to vote or direct  vote: See item (a) above.
                    3. Sole power to dispose  or direct the  disposition:  0
                    4. Shared  power to dispose or direct the disposition:
                       See item (a) above.

               (c) Glenn Dubin did not enter into any transactions in the Common Stock within the last sixty days.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

CUSIP No. 36229U102                   13D                  Page 10 of 12


               (e)  Not applicable.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Shares owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC and Glenn Dubin disclaims beneficial ownership of Common Shares owned by Highbridge International LLC.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     As described in Item 4 above, in connection with the issuance of the Owned Notes and the Warrants, on July 9, 2008, the Company, the Subsidiary and the Lenders entered into the Securities Purchase Agreement and upon the consummation of the transactions contemplated by the Securities Purchase Agreement, on August 20, 2009, the Company and the Lenders entered into the Registration Right Agreement, copies of which are referenced as Exhibits 1 and 2 hereto, respectively (which incorporates by reference Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on July 11, 2008 and Exhibit 10.3 of the Current Report on Form 8-K filed by the Company on August 21, 2008) and the Subsidiary issued to Highbridge International LLC the Owned Notes pursuant to the Indenture and the Company issued to Highbridge International LLC the Warrants pursuant to the Warrant Agreement, copies of which are referenced as Exhibits 3 and 4 hereto, respectively (which incorporates by reference Exhibits
10.1 and 10.2 of the Current Report on Form 8-K filed by the Company on August 21, 2008).

     As described in Item 4 above, on December 4, 2008, Highbridge International LLC delivered the Default Notice to the Company.

     As described in Item 4 above, on February 6, 2009, Highbridge International LLC entered into a Forbearance Agreement with the Subsidiary.

     As described in Item 4 above, the Subsidiary and Highbridge International LLC have come to preliminary, non-binding terms to effect the Restructuring, which, on June 22, 2009, were determined to include the terms set forth in the Term Sheet, a copy of which is referenced as Exhibit 5 hereto (which incorporates by reference Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on June 30, 2009.

     Other than as set forth above and the Joint Acquisition Statement attached as Exhibit 6 hereto, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person (other than the Company) with respect to any securities of the Company.


Item 7.     Materials to be Filed as Exhibits.

1. Securities Purchase Agreement, dated July 8, 2009, by and among the Issuer, the Subsidiary, Highrbidge International LLC and certain other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by GSI Group Inc. on July 11, 2008).

CUSIP No. 36229U102                   13D                  Page 11 of 12


2. Registration Rights Agreement, dated August 20, 2008, by and among GSI Group Inc. and the Lenders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by GSI Group Inc. on August 21, 2008).

3. Indenture (including the Forms of Notes), dated August 20, 2008, by and among GSI Group Corporation, as Issuer, GSI Group Inc., as a Guarantor, Eagle Acquisition Corporation, as a Guarantor, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by GSI Group Inc. on August 21, 2008).

4. Warrant Agreement, dated August 20, 2008, by and among GSI Group Inc. and the Lenders (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by GSI Group Inc. on August 21, 2008).

5. Term Sheet(incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on June 30, 2009).

6. Joint Filing Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 36229U102                   13D                  Page 12 of 12


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  July 2, 2009

HIGHBRIDGE INTERNATIONAL LLC                 HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager                      By: /s/ John Oliva
                                                 ------------------------------
                                             Name: John Oliva
                                             Title: Managing Director
By: /s/ John Oliva
------------------------------
Name: John Oliva
Title: Managing Director




/s/ Glenn Dubin
------------------------------
GLENN DUBIN

                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(k)1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  July 2, 2009

HIGHBRIDGE INTERNATIONAL LLC                HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC      By: /s/ John Oliva
    its Trading Manager                         -------------------------------
                                            Name:  John Oliva
                                            Title: Managing Director

By: /s/ John Oliva
-----------------------------------
Name:  John Oliva
Title: Managing Director




/s/ Glenn Dubin
-----------------------------------
GLENN DUBIN